GREEN ENERGY GLOBAL

333 Norih Wilmot Road

Tucson, Arizona 85711

United States Securities and Exchange Commission                                                             October 7, 2022

Washington, DC. 20549

Erin Purnell, Legal Branch Chief

RE: Green Energy Global Inc.

Registration Statement on Norm S1

Filed September 7, 2022

File number 333-267307

RE: S1 FORM / REGISTRATION WITHDRAWAL / File number 333-267307

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 Green Energy Global Inc. hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of the registrant’s registrataon statement on Form S-1, File No. 333-267307

The registration statement is not effective, and no securities have been issued pursuant to the registration statement. We are withdrawing the rzgistration statement because we have elected not to proceed with the registration process and conduct a registered offering at this time. Accordingly, we respectfully request effectiveness of this withdrbwal to be as soon as practicable.

Please direct any comments or questions regarding this filing to our counsel, Renee Sanders, LAW Offices of Renee Estelle Sanders, at 213-258-5098

Very truly yours,

/s/ Renee Sanders

General Counsel